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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          CENTENNIAL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    151392206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Susan S. Wang
                 Senior Vice President, Chief Financial Officer
                             and Corporate Secretary
                              Solectron Corporation
                               777 Gibraltar Drive
                           Milpitas, California 95035
                                 (408) 957-8500

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 22, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------------

        1.  Name of Reporting Person
            S.S. or I.R.S. Identification No. of above person

            Solectron Corporation     I.R.S. Identification No.:  94-2447045
--------------------------------------------------------------------------------

        2.  Check the Appropriate Box if a Member of a Group*          (a) [ ]
                                                                       (b) [ ]
            Not applicable
--------------------------------------------------------------------------------

        3.  SEC Use Only
--------------------------------------------------------------------------------

                                  Schedule 13D
-----------------------                                            -------------
CUSIP No. 151392206                                                 Page 2 of 7
-----------------------                                            -------------

--------------------------------------------------------------------------------
        4.  Source of Funds*

            OO
--------------------------------------------------------------------------------

        5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

            Not applicable
--------------------------------------------------------------------------------

        6.  Citizenship or Place of Organization

            State of Delaware
--------------------------------------------------------------------------------

Number of       7.   Sole Voting Power
Shares               - 0
Beneficially    ----------------------------------------------------------------
Owned by Each   8.   Shared Voting Power
Reporting            - 1,250,145 (See (1) below.)
Person With     ----------------------------------------------------------------
                9.   Sole Dispositive Power
                     - 0
                ----------------------------------------------------------------
                10.  Shared Dispositive Power
                     Not applicable
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person

            - 1,250,145 (See (1) below.)
--------------------------------------------------------------------------------
        12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares*                                                        [ ]

--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11)

            - Approximately 27.9 percent (See (1) below.)
--------------------------------------------------------------------------------
        14. Type of Reporting Person*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) 1,431,308 shares of Centennial Common Stock are subject to Voting Agreements between Solectron and all of the officers and directors of Centennial, as described in Items 3 and 4 below, of which 1,250,145 shares are either outstanding on the date hereof or are issuable upon the exercise of outstanding options which are either vested or will vest within 60 days of January 22, 2001. Solectron expressly disclaims beneficial ownership of any of the shares of Centennial Common Stock subject to the Voting Agreements. Based on the 4,486,783 shares of Centennial Common Stock outstanding after the issuance of 1,191,610 shares of Centennial Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of January 22, 2001, the 1,250,145 shares of Centennial Common Stock subject to the Voting Agreements which Solectron may be deemed to beneficially own as of January 22, 2001 represent approximately 27.9% of the outstanding Centennial Common Stock.

--------------------------------------------------------------------------------

                                  Schedule 13D
-----------------------                                            -------------
CUSIP No. 151392206                                                 Page 3 of 7
-----------------------                                            -------------

ITEM 1.    SECURITY AND ISSUER.

        This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share ("Centennial Common Stock"), of Centennial Technologies, Inc., a Delaware corporation ("Centennial"). The principal executive offices of Centennial are located at 7 Lopez Road, Wilmington, MA 01887.

ITEM 2.    IDENTITY AND BACKGROUND.

        The name of the corporation filing this Statement is Solectron Corporation, a Delaware corporation ("Solectron"). Solectron is the world's leading provider of electronics manufacturing and supply-chain management services. The address of Solectron's principal business is 777 Gibraltar Drive, Milpitas, CA 95035.

        Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of Solectron, (ii) the residence or business address of each of the directors of Solectron, (iii) present principal occupation or employment of each of the executive officers and directors of Solectron, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of Solectron is the same as the address of Solectron's principal business.

        Neither Solectron nor, to the knowledge of Solectron, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        To the knowledge of Solectron, except as set forth on Schedule A hereto, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to an Agreement and Plan of Merger and Reorganization, dated as of January 22, 2001, a copy of which is attached hereto as Exhibit I (the "Merger Agreement"), by and among Solectron, Centers Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Solectron ("Merger Sub"), and Centennial, and subject to the conditions set forth therein (including adoption and approval of the transactions contemplated thereby by stockholders of Centennial and receipt of applicable regulatory approvals), Merger Sub will merge with and into Centennial and Centennial will become a wholly-owned subsidiary of Solectron (such events constituting the "Merger"). At the effective time of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into Centennial, with Centennial remaining as the surviving corporation (sometimes referred to herein as the "Surviving Corporation").

        As an inducement to Solectron to enter into the Merger Agreement and in consideration thereof, all of the officers and directors of Centennial (collectively, the "Stockholders") entered into individual Voting Agreements with Solectron, a copy of the form of which is attached hereto as Exhibit II (each, a "Voting Agreement" and, collectively, the "Voting Agreements"), whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of Centennial Common Stock beneficially owned by such Stockholder in favor of adoption and approval of the Merger Agreement and approval of the Merger and certain related matters. Solectron did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

        References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements

                                  Schedule 13D
-----------------------                                            -------------
CUSIP No. 151392206                                                 Page 4 of 7
-----------------------                                            -------------

set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits I and II, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

ITEM 4.    PURPOSE OF TRANSACTION.

        (a) - (b) As described in Item 3 above, this Statement relates to the acquisition of Centennial by Solectron pursuant to a statutory merger of Merger Sub, a wholly-owned subsidiary of Solectron, with and into Centennial, pursuant to which, at the effective time of the Merger, the separate existence of Merger Sub will cease and Centennial will continue as the Surviving Corporation and as a wholly-owned subsidiary of Solectron. In connection with the Merger, Solectron will issue or reserve for issuance upon the exercise of assumed stock options
2.96 million shares of Common Stock, par value $0.001 per share, of Solectron ("Solectron Common Stock") in exchange for all of Centennial's fully diluted equity. Based upon Centennial's capitalization as of January 22, 2001 and assuming that the holder of Centennial's convertible preferred stock elects to convert its Centennial preferred stock into Centennial Common Stock prior to the merger, by virtue of the Merger, each holder of outstanding shares of Centennial Common Stock will receive, in exchange for each share of Centennial Common Stock held by such holder, approximately 0.536 shares of Solectron Common Stock. In connection with the Merger, Solectron will also assume each outstanding option to purchase Centennial Common Stock under Centennial's existing stock option plans, and thereafter, each such option will represent the right to acquire shares of Solectron Common Stock. Also in connection with the Merger, each purchase right under Centennial's Employee Stock Purchase Plan will be exercised, and each share of Centennial Common Stock issued as a result thereof will be converted into the right to receive the consideration in the Merger.

        Pursuant to the Voting Agreements, each of the Stockholders has irrevocably appointed the directors of Solectron as such Stockholder's lawful attorneys and proxies with respect to certain prescribed matters related to the Merger. The foregoing proxies give the directors of Solectron the right to exercise all voting, consent and similar rights with respect to each of the shares of Centennial Common Stock beneficially owned by the Stockholders, at every annual, special or adjourned meeting of the stockholders of Centennial and in every written consent in lieu of such a meeting: (a) in favor of the approval of the Merger Agreement and the Merger; (b) in favor of each of the other transactions contemplated by the Merger Agreement; (c) in favor of any matter than could reasonably be expected to facilitate the Merger; and (d) against any matter that could reasonably be expected to result in a breach of any covenant, representation, warranty or other obligation of Centennial contained in the Merger Agreement, or could reasonably be expected to result in any of the conditions to the obligations of Centennial under the Merger Agreement not being satisfied or fulfilled. The Stockholders may vote their shares of Centennial Common Stock on all other matters submitted to the stockholders of Centennial for their approval. The Voting Agreements terminate upon the earlier to occur of
(a) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, and (b) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

        The purpose of the Voting Agreements is to facilitate consummation of the transactions contemplated by the Merger Agreement.

        (c) Not applicable.

        (d) Upon the consummation of the Merger, the directors of the Surviving Corporation will be the directors of Merger Sub immediately prior to the effective time of the Merger, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the initial officers of the Surviving Corporation will be the officers of Merger Sub immediately prior to the effective time of the Merger, until his respective successor is duly appointed. Solectron will appoint each of the directors and officers of Merger Sub.

        (e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

        (f) Not applicable.

                                  Schedule 13D
-----------------------                                            -------------
CUSIP No. 151392206                                                 Page 5 of 7
-----------------------                                            -------------

        (g) Upon consummation of the Merger, the Certificate of Incorporation of Centennial will be amended and restated in its entirety to be the same as in substance as the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger (except that the name of Centennial will remain Centennial Technologies, Inc.), and such Certificate of Incorporation of Centennial, as so amended and restated, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, will be, at the effective time of the Merger, the Bylaws of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware, the Certificate of Incorporation of Centennial and such Bylaws.

        (h) - (i) Upon consummation of the Merger, the Centennial Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq National Market.

        (j) Other than described above, Solectron currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, inclusive, although Solectron reserves the right to develop such plans.

        References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits I, and II, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        (a) - (b) As a result of the Voting Agreements, Solectron may be deemed to be the beneficial owner of 1,250,145 shares of Centennial Common Stock as of January 22, 2001. Such Centennial Common Stock constitutes approximately 27.9% of the issued and outstanding shares of Centennial Common Stock, based on the 4,486,783 shares of Centennial Common Stock outstanding as of January 22, 2001 (as represented by Centennial in the Merger Agreement described in Items 3 and 4 above) and assuming the issuance of 1,191,610 shares of Centennial Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of January 22, 2001. Solectron also may be deemed to have shared voting power with respect to the foregoing shares of Centennial Common Stock with respect to those matters described above. However, Solectron (a) is not entitled to any rights as a stockholder of Centennial as to the foregoing shares of Centennial Common Stock, and (b) disclaims any beneficial ownership of the shares of Centennial Common Stock which are covered by the Voting Agreements.

        To the knowledge of Solectron, no person listed on Schedule A hereto has an equity or other ownership interest in Centennial.

        Set forth on Schedule B hereto is the name of those stockholders of Centennial that have entered into a Voting Agreement with Solectron, and to the knowledge of Solectron, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

        (c) To the knowledge of Solectron, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

        (d) To the knowledge of Solectron, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

        (e) Not applicable.

                                  Schedule 13D
-----------------------                                            -------------
CUSIP No. 151392206                                                 Page 6 of 7
-----------------------                                            -------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of Solectron, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Centennial, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

        The following documents are filed as exhibits to this Statement:

        1. Agreement and Plan of Merger and Reorganization, dated as of January 22, 2001, by and among Solectron Corporation, a Delaware corporation, Centers Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Solectron, and Centennial Technologies, Inc. a Delaware corporation.

        2. Form of Voting Agreement, dated as of January 22, 2001, by and between Solectron and certain stockholders of Centennial set forth on Schedule B hereto.

                                  Schedule 13D
-----------------------                                            -------------
CUSIP No. 151392206                                                 Page 7 of 7
-----------------------                                            -------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        SOLECTRON CORPORATION

                                        January 31, 2001
                                        ----------------------------------------
                                        (Date)

                                        /s/ Susan S. Wang
                                        ----------------------------------------
                                        (Signature)


                                        Susan S. Wang, Senior Vice President,
                                        Chief Financial Officer and Corporate
                                        Secretary
                                        ----------------------------------------
                                        (Name/Title)

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              SOLECTRON CORPORATION

        The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Solectron. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Solectron Corporation, 777 Gibraltar Drive, Milpitas, CA 95035.


     NAME OF EXECUTIVE OFFICER                         TITLE AND PRESENT PRINCIPAL OCCUPATION
-----------------------------------     ---------------------------------------------------------------------
Koichi Nishimura, Ph.D.                 President, Chief Executive Officer and Chairman of the Board

Saeed Zohouri                           Senior Vice President and Chief Operating Officer

Kevin Burns                             Senior Vice President and Chief Materials Officer

David Kynaston                          Senior Vice President and President of Solectron Europe

Daniel Perez                            Senior Vice President of Worldwide Account Management and Marketing

Ajay Shah                               President, Chief Executive Officer of Solectron Technology Solutions

Ken K. N. Tsai*                         Senior Vice President and Co-President of Solectron Asia

Susan S. Wang                           Senior Vice President, Chief Financial Officer and Corporate
                                        Secretary

Chester Lin**                           Co-President of Solectron Asia


         NAME OF DIRECTOR                              TITLE AND PRESENT PRINCIPAL OCCUPATION
-----------------------------------     ---------------------------------------------------------------------
Richard A. D'Amore                      General Partner, North Bridge Venture Partners
                                        950 Winter Street, Suite 4600
                                        Waltham, MA 02451

Charles A. Dickinson                    Independent Consultant
                                        604 Rood Pond Road
                                        Williamstown, VT 05679

Heinz Fridrich                          Faculty, University of Florida
                                        303 Weil Hall, P.O. Box 116595
                                        Gainesville, FL 31611-06595

        NAME OF DIRECTOR                                  TITLE AND PRESENT PRINCIPAL OCCUPATION
-----------------------------------     ---------------------------------------------------------------------
Dr. Philip V. Gerdine                   Independent Consultant
                                        P.O. Box 4413
                                        Greenwich, CT  06831-0408
                                        FedEx delivery Only:
                                        315 W. Lyon Farm Dr.
                                        Greenwich, CT 06831

William A. Hasler                       Co-Chief Executive Officer, Aphton Corporation
                                        100 Bush Street, Suite 820
                                        San Francisco, CA 94104

Dr. Kenneth E. Haughton                 Independent Management Consultant
                                        16200 Kennedy Road
                                        Los Gatos, CA 95032

Dr. Paul R. Low                         President, PRL Associates
                                        11 Birchwood Dr.
                                        Greenwich, CT 06831

Osamu Yamada***                         International Business Consultant
                                        465 California Street, Suite 810
                                        San Francisco, CA 94104

Dr. Winston H. Chen                     Chairman, Paramitas Foundation
                                        1096 Hyde Avenue
                                        San Jose, CA  95120

*       Citizen of Taiwan
**      Citizen of Singapore
***     Citizen of Japan

                                   SCHEDULE B

                    STOCKHOLDERS PARTY TO A VOTING AGREEMENT
                           WITH SOLECTRON CORPORATION

        The following table sets forth the name and present principal occupation or employment of each Stockholder of Centennial that has entered into a Voting Agreement with Solectron in connection with the Merger Agreement, and the aggregate number of shares of Centennial Common Stock beneficially owned by each such Stockholder as of January 22, 2001. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is: c/o Centennial Technologies, Inc., 7 Lopez Road, Wilmington, MA 01887.

             STOCKHOLDER PARTY TO VOTING AGREEMENT                           SHARES BENEFICIALLY OWNED
-------------------------------------------------------------------        -----------------------------
L. Michael Hone,                                                                     389,819(1)
Chief Executive Officer and President

Richard Stathes,                                                                     157,143(2)
Executive Vice President, Worldwide Sales & Marketing

Jacques Assour                                                                       123,400(3)
Senior Vice President of Operations

Richard J. Pulsifer                                                                   53,710(4)
Vice President, Chief Financial Officer and Secretary

Douglas S. Boeheme                                                                    20,626(5)
Vice President, Sales

Mary A. Gallahan                                                                      28,707(6)
Vice President of Administration and Human Resources

Grady Lambert                                                                          7,293(7)
Vice President, Engineering

John C. Nugent                                                                        39,323(8)
Vice President, International Operations

William J. Shea                                                                      102,500(9)
Chairman of the Board
159 Bear Hill Road
North Andover, Massachusetts 01845

Eugene M. Bullis                                                                      65,750(10)
Chief Financial Officer, Managed Ops. Com
Eight Commerce Drive
Bedford, New Hampshire 03110

Steven M. DePerrior                                                                   60,750(11)
Principal, Burke Group
10 East Street
Honeoye Falls, New York 14472

Jay M. Eastman                                                                        61,437(12)
Lucid, Inc.
235 Middle Road
Henrietta, New York 14467

David A. Lovenheim, Esq.                                                              60,750(13)
Harris Beach & Wilcox
130 East Main Street
Rochester, New York 14604

             STOCKHOLDER PARTY TO VOTING AGREEMENT                           SHARES BENEFICIALLY OWNED
-------------------------------------------------------------------        -----------------------------
John J. Shields                                                                       78,937(14)
General Partner, Boston Capital Ventures
Old City Hall
45 School Street
Boston, Massachusetts 02108

----------

(1) Includes 413 outstanding shares of Centennial Common Stock, and 389,406 Centennial Common Stock issuable upon the exercise of options to purchase Centennial Common Stock which are exercisable within 60 days of January 22, 2001.

(2) Includes 2,612 outstanding shares of Centennial Common Stock, and 154,531 Centennial Common Stock issuable upon the exercise of options to purchase Centennial Common Stock which are exercisable within 60 days of January 22, 2001.

(3) Includes 577 outstanding shares of Centennial Common Stock, and 122,823 Centennial Common Stock issuable upon the exercise of options to purchase Centennial Common Stock which are exercisable within 60 days of January 22, 2001.

(4) Includes 15,126 outstanding shares of Centennial Common Stock, and 38,584 Centennial Common Stock issuable upon the exercise of options to purchase Centennial Common Stock which are exercisable within 60 days of January 22, 2001.

(5) Consists of 20,626 Centennial Common Stock issuable upon the exercise of options to purchase Centennial Common Stock which are exercisable within 60 days of January 22, 2001.

(6) Includes 207 outstanding shares of Centennial Common Stock, and 28,500 Centennial Common Stock issuable upon the exercise of options to purchase Centennial Common Stock which are exercisable within 60 days of January 22, 2001.

(7) Consists of 7,293 Centennial Common Stock issuable upon the exercise of options to purchase Centennial Common Stock which are exercisable within 60 days of January 22, 2001.

(8) Consists of 39,323 Centennial Common Stock issuable upon the exercise of options to purchase Centennial Common Stock which are exercisable within 60 days of January 22, 2001.

(9) Includes 4,000 outstanding shares of Centennial Common Stock, and 98,500 Centennial Common Stock issuable upon the exercise of options to purchase Centennial Common Stock which are exercisable within 60 days of January 22, 2001.

(10) Consists of 65,750 Centennial Common Stock issuable upon the exercise of options to purchase Centennial Common Stock which are exercisable within 60 days of January 22, 2001.

(11) Includes 600 outstanding shares of Centennial Common Stock, and 60,150 Centennial Common Stock issuable upon the exercise of options to purchase Centennial Common Stock which are exercisable within 60 days of January 22, 2001.

(12) Consists of 61,437 Centennial Common Stock issuable upon the exercise of options to purchase Centennial Common Stock which are exercisable within 60 days of January 22, 2001.

(13) Includes 35,000 outstanding shares of Centennial Common Stock, and 25,750 Centennial Common Stock issuable upon the exercise of options to purchase Centennial Common Stock which are exercisable within 60 days of January 22, 2001.

(14) Consists of 78,937 Centennial Common Stock issuable upon the exercise of options to purchase Centennial Common Stock which are exercisable within 60 days of January 22, 2001.



                                      B-2